EXHIBIT 99.1

Quarterly Report to Shareholders

TransCanada Reports Record First Quarter Financial Results
Declares Quarterly Dividend of $0.75 per Common Share

CALGARY, Alberta – May 3, 2019 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for first quarter 2019 of $1.004 billion or $1.09 per share compared to net income of $734 million or $0.83 per share for the same period in 2018. Comparable earnings for first quarter 2019 were $987 million or $1.07 per common share compared to $864 million or $0.98 per common share for the same period in 2018. TransCanada's Board of Directors also declared a quarterly dividend of $0.75 per common share for the quarter ending June 30, 2019, equivalent to $3.00 per common share on an annualized basis.
"We are very pleased with the performance of our diversified and irreplaceable portfolio of high-quality, long-life energy infrastructure assets which continued to produce record financial results through the first quarter of 2019,” said Russ Girling, TransCanada’s president and chief executive officer. “Comparable earnings per share increased nine per cent compared to the same period last year while comparable funds generated from operations of $1.8 billion were eleven per cent higher. The increases reflect the strong performance of our legacy assets along with contributions from approximately $5.3 billion of growth projects that were placed into service in first quarter 2019."
"With the demand for our existing assets driving historically high utilization rates and $30 billion of secured growth projects underway, approximately $7 billion of which are expected to be completed by the end of the year, earnings and cash flow are forecast to continue to rise. These projects are supported by regulated or long-term contracted business models that are expected to support annual dividend growth of eight to ten per cent through 2021,” added Girling. “We have invested $10 billion in these projects to date and are well positioned to fund the remainder of our secured growth program through significant and growing internally generated cash flow and access to capital markets. We also continue to progress various portfolio management activities, including the announced sale of our Coolidge generating station which is expected to close by mid-year. This will allow us to prudently fund our capital program in a manner that is consistent with achieving targeted leverage metrics, including debt-to-EBITDA in the high four times area, in 2019 and thereafter and deliver ongoing growth as measured on a per-share basis."
"Looking ahead, we continue to methodically advance more than $20 billion of projects under development including Keystone XL and the Bruce Power life extension program. Success in progressing these and other growth initiatives that are expected to emanate from our five operating businesses across North America could extend our growth outlook well into the next decade," concluded Girling.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	First quarter 2019 financial results
◦Net income attributable to common shares of $1.004 billion or $1.09 per common share
◦Comparable earnings of $987 million or $1.07 per common share
◦Comparable earnings before interest, taxes, depreciation and amortization of $2.4 billion
◦Net cash provided by operations of $1.9 billion
◦Comparable funds generated from operations of $1.8 billion

◦	Comparable distributable cash flow of $1.6 billion or $1.76 per common share

•	Declared a quarterly dividend of $0.75 per common share for the quarter ending June 30, 2019

•	Placed approximately $5.3 billion of projects in service including Mountaineer XPress, Gulf XPress and certain NGTL System expansions

•	Continued pre-construction activities on Coastal GasLink pipeline project

•	Received new Presidential Permit for Keystone XL

•	Completed commissioning on White Spruce pipeline

•	Issued $1.0 billion of 30-year fixed-rate medium-term notes in April 2019.
Net income attributable to common shares increased by $270 million or $0.26 per common share to $1.004 billion or $1.09 per share for the three months ended March 31, 2019 compared to the same period last year. Per share results reflect the dilutive impact of common shares issued under our DRP in 2018 and 2019 and our Corporate ATM program in 2018. First quarter 2019 and 2018 results included an after-tax loss of $12 million and an after-tax gain of $6 million, respectively, related to our U.S. Northeast power marketing contracts. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable EBITDA increased by $320 million for the three months ended March 31, 2019 compared to the same period in 2018 primarily due to the net effect of the following:

•	higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service

•	higher contribution from Liquids Pipelines primarily due to higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities

•
higher contribution from Canadian Natural Gas Pipelines mainly due to the recovery of increased depreciation in 2019 as a result of higher rates approved in both the Canadian Mainline NEB 2018 Decision and the NGTL 2018-2019 Settlement and higher incentive earnings for the Canadian Mainline

•	lower contribution from Power and Storage primarily due to the sale of our interests in the Cartier Wind power facilities in 2018 and costs related to Napanee's delayed in-service

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings from our U.S. operations.
Comparable earnings increased by $123 million or $0.09 per common share for the three months ended March 31, 2019 compared to the same period in 2018 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•
higher depreciation largely in Canadian Natural Gas Pipelines, which is fully recovered in tolls as reflected in the increase in comparable EBITDA described above, therefore having no impact on comparable earnings. In addition, higher depreciation reflects new projects placed in service

•	higher interest expense primarily as a result of long-term debt issuances, net of maturities, and the foreign exchange impact on translation of U.S. dollar-denominated interest

•	higher income tax expense due to higher comparable earnings before income taxes and lower foreign tax rate differentials

•
lower interest income and other due to realized losses in 2019 compared to realized gains in 2018 on derivatives used to manage exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•	higher AFUDC due to increased capital expenditures for our NGTL System and Mexico projects.
Comparable earnings per common share for the three months ended March 31, 2019 also reflects the dilutive impact of common shares issued under our DRP in 2018 and 2019 and our Corporate ATM program in 2018.
Notable recent developments include:
Canadian Natural Gas Pipelines:

•	Coastal GasLink Pipeline Project: Following the October 2018 positive Final Investment Decision (FID) by LNG Canada, pre-construction activities continue at many locations along the pipeline route.
The NEB process considering regulatory jurisdiction continues with all evidence now submitted. A final hearing is scheduled for second quarter 2019 with a decision expected in third quarter 2019.
TransCanada continues to advance funding plans for the $6.2 billion pipeline project through a combination of the sale of up to 75 per cent ownership interest and potential project financing.

•	NGTL System: In first quarter 2019, we placed approximately $250 million of projects in service which included the Gordondale Lateral Loop and the Boundary Lake North projects.
On March 14, 2019, we filed the NGTL System Rate Design and Services Application with the NEB which includes a settlement agreement negotiated between NGTL and members of its Tolls, Tariff, Facilities and Procedures (TTFP) committee, which represents stakeholders. The settlement is supported by a majority of members of the TTFP committee. The Application addresses rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline. Given the complexity of the issues raised in the Application, the NEB decided to hold a public hearing. Application to participate and comments on the Application were due April 12, 2019 and reply comments were submitted by NGTL on April 18, 2019.
U.S. Natural Gas Pipelines:

•
Mountaineer XPress and Gulf XPress: The Mountaineer XPress project, a Columbia Gas project designed to transport supply from the Marcellus and Utica shale plays to points along the system and the Leach interconnect with Columbia Gulf, was phased into service over first quarter 2019 along with Gulf XPress, a Columbia Gulf project.

•
Grand Chenier XPress: In February 2019, we approved the Grand Chenier XPress project, an ANR Pipeline project which will connect supply directly to Gulf Coast LNG export markets through the addition of a mid-point compressor station and incremental compression capability at existing facilities. Subject to a positive customer FID, the anticipated in-service dates are in 2021 and 2022 for Phase I and II, respectively, with estimated project costs of US$0.2 billion.

Mexico Natural Gas Pipelines:

•
Sur de Texas: The Sur de Texas project has experienced force majeure events that have delayed in-service. Some events are subject to potential dispute and we have taken measures to protect our interests under the contract. Construction and commissioning activities are progressing such that we anticipate mechanical completion in May with an expected June 2019 in-service.

•
Villa de Reyes and Tula: Construction of the Villa de Reyes project is ongoing with a phased in-service anticipated to commence in the second half of 2019. Commencement of construction of the central segment of the Tula project has been delayed due to a lack of progress by the Secretary of Energy, the governmental department responsible for Indigenous consultations. Project completion has been revised to the end of 2020. We have negotiated separate CFE contracts that would allow certain segments of Tula and Villa de Reyes to be placed in service when facilities are complete and gas is available.

Liquids Pipelines:

•
Keystone Pipeline System: In January 2019, we entered into an agreement with Motiva Enterprises LLC (Motiva) to construct a pipeline connection between the Keystone Pipeline system and Motiva’s 630,000 Bbl/d refinery in Port Arthur, Texas. The connection is targeted to be operational in second quarter 2020.

•
Keystone XL: A decision from the Nebraska Supreme Court on the appeal of the Nebraska Public Service Commission route approval remains pending. We expect the decision to be issued in second quarter 2019.

In September 2018, two U.S. Native American communities filed a lawsuit in Montana challenging the Keystone XL Presidential Permit. We, along with the U.S. Government, have filed to have the lawsuit dismissed. In December 2018, we applied to the U.S. District Court in Montana for a stay of its various decisions affecting the issuance of the 2017 Keystone XL Presidential Permit and the extensive environmental assessments made in support of its issuance. The stay application was denied by the U.S. District Court in February 2019. In February 2019, we applied to the Ninth Circuit Court of Appeals (Ninth Circuit) for a stay of the U.S. District Court decisions. On March 16, 2019, the Ninth Circuit denied our stay application and declined to further limit the scope of the preliminary injunction which prevents us from conducting certain pre-construction activities.
On March 29, 2019, U.S. President Trump issued a new Presidential Permit for the Keystone XL Project, which superseded the 2017 permit. Subsequently, we filed a motion with the Ninth Circuit requesting the court vacate the U.S. District Court decisions, dissolve the injunctions, and direct the U.S. District Court to dismiss the pending cases. A lawsuit was filed challenging the validity of the new Presidential Permit. We are not named in the lawsuit.

•
White Spruce: Commissioning has been completed on the White Spruce pipeline, which transports crude oil from Canadian Natural Resources Limited's Horizon facility in northeast Alberta to the Grand Rapids pipeline with commercial in-service achieved in May 2019.

Power and Storage (previously Energy):

•
Napanee: In March 2019, we experienced an equipment failure while progressing commissioning activities at our 900 MW natural gas-fired power plant in Napanee, Ontario. We continue to expect that our total investment in the Napanee facility will be approximately $1.7 billion, however, commencement of commercial operations will be delayed into the second half of 2019 as we repair the damaged equipment.

•
Coolidge Generating Station: In December 2018, we entered into an agreement to sell our Coolidge generating station in Arizona to SWG Coolidge Holdings, LLC (SWG). Salt River Project Agriculture Improvement and Power District (SRP), the PPA counterparty, subsequently exercised its contractual right of first refusal on a sale to a third party. On March 20, 2019, we terminated the agreement with SWG after entering into an agreement with SRP to sell the Coolidge generating station for approximately US$465 million, subject to timing of the close and related adjustments. The sale will result in an estimated gain of approximately $70 million ($55 million after tax) to be recognized upon closing, which is expected to occur in mid-2019.

Corporate:

•
Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.75 per common share for the quarter ending June 30, 2019 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $3.00 per common share on an annualized basis.

•
Issuance of Long-term Debt: In April 2019, TCPL issued $1.0 billion of Medium Term Notes due in October 2049 bearing interest at a fixed rate of 4.34 per cent. The net proceeds of this debt issuance were used for general corporate purposes and to fund our capital program.

In first quarter 2019, TCPL repaid $100 million of Debentures bearing interest at a fixed rate of 10.50 per cent, US$750 million of Senior Unsecured Notes bearing interest at a fixed rate of 7.125 per cent and US$400 million of Senior Unsecured Notes bearing interest at a fixed rate of 3.125 per cent.

•
Dividend Reinvestment Plan: In first quarter 2019, the DRP participation rate amongst common shareholders was approximately 33 per cent, resulting in $226 million reinvested in common equity under the program.

Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, May 3, 2019 to discuss our first quarter 2019 financial results. Russ Girling, President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the executive leadership team, will discuss the financial results and Company developments at 1 p.m. (MT) / 3 p.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.273.9672 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com or via the following URL: www.gowebcasting.com/9939.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on May 10, 2019. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 7151952#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on our website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. We operate one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, we currently own or have interests in more than 6,600 megawatts of power generation in Canada and the United States. We are also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 2, 2019 and the 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated May 2, 2019.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522